                                                Filed pursuant to
                                                Rule 424(b)(5) of the
                                                Securities Act of 1933,
                                                as amended.
                                                Registration No. 333-48161

Prospectus Supplement
(To Prospectus dated April 9, 1998)


                                2,142,857 SHARES

                            PARKWAY PROPERTIES, INC.

                 SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK

                            -------------------------

         This prospectus supplement relates to our offering and sale of 2,142,857 shares of Series B cumulative convertible preferred stock at up to four closings over the next nine months. Each share of Series B preferred stock is convertible into 2,142,857 shares of our common stock, subject to adjustment, and is entitled to one vote for each share of common stock into which it is convertible. The Series B preferred stock is being sold directly by us.

         There is no public market for our Series B preferred stock. Our common stock is listed on the New York Stock Exchange under the symbol "PKY." The last reported sales price of a share of our common stock was $29.94 on October 6, 2000.

                            -------------------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------


         FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SERIES B PREFERRED STOCK SEE "RISK FACTORS" BEGINNING ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT.



         The date of this Prospectus Supplement is October 10, 2000.



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                                TABLE OF CONTENTS

                                                                                                               PAGE

About Parkway Properties, Inc...................................................................................S-3
Recent Developments.............................................................................................S-3
Use of Proceeds.................................................................................................S-4
Risk Factors....................................................................................................S-4
Description of Series B Preferred Stock........................................................................S-11
Ratio of Earnings to Fixed Charges.............................................................................S-25
Restrictions on Transfer.......................................................................................S-25
Related Agreements.............................................................................................S-26
Plan of Distribution...........................................................................................S-27
Legal Matters..................................................................................................S-29

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                         ABOUT PARKWAY PROPERTIES, INC.


         We are a self-administered real estate investment trust specializing in the operations, leasing, management, acquisition and financing of office properties in the Southeastern United States and Texas. Parkway and its predecessors have been public companies engaged in the real estate business since 1971, and have successfully operated and grown through several major real estate cycles. As of October 1, 2000, we owned or had an interest in 49 office properties located in 11 states encompassing approximately 7.2 million net rentable square feet. We seek to acquire Class A, A- or B office properties ranging in size from 50,000 to 500,000 net rentable square feet in markets characterized by above-average employment and population growth.

         Our principal executive offices are located at One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201-2195, and our telephone number is (601) 948-4091 or (800) 748-1667. We also have a website at www.pky.com.


                               RECENT DEVELOPMENTS


         We are dividing the responsibilities currently performed by our Chief Financial Officer and creating a new senior management position of Senior Vice President of Administration and Strategic Planning. Sarah P. Clark, our current CFO, will relinquish her responsibilities as CFO on November 1, 2000 to fill the new executive position which will incorporate the areas of technology, risk management, administration, corporate governance and strategic planning. Marshall A. Loeb, a former employee of ours, will assume the CFO position with responsibilities for all other traditional CFO duties including financial management, capital markets, investor relations, accounting and SEC and REIT compliance and reporting.

         We increased our quarterly dividend on our common stock by 12%. Our board declared a quarterly dividend of $.56 per share of common stock payable on September 28, 2000 to stockholders of record of common stock on September 14, 2000. This is our 56th consecutive quarterly distribution and represents a 12% increase over the previous quarterly dividend of $.50 per share and an annualized dividend rate of $2.24 per share of common stock.

         On August 14, 2000, we closed a $21 million non-recourse first mortgage on the Capitol Center building in Columbia, South Carolina. The loan was funded by Principal Commercial Funding LLC at a fixed rate of 8.18%. Proceeds were used to reduce amounts outstanding on our line of credit.

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                                 USE OF PROCEEDS


         We expect to receive net proceeds from this sale of Series B preferred stock of approximately $73,025,000, after deducting estimated expenses of the offering of $475,000, and to use the net proceeds to purchase Series B preferred units of Parkway Properties LP, our operating partnership. The operating partnership intends to use the net proceeds of the offering for general corporate purposes, including funding future acquisitions and purchases of equity interests in other real estate investment trusts.



                                  RISK FACTORS


         From time to time, we may make forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21F of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), in documents filed under the Securities Act, the Exchange Act, press releases or other public statements. If we make forward-looking statements, we assume no obligation to update forward-looking statements. Stockholders should not place undo reliance on forward-looking statements as they involve numerous risks and uncertainties that could cause actual results to differ materially from the results stated or implied in the forward-looking statements. In addition to specific factors that may be disclosed simultaneously with any forward-looking statement, some of the factors related to us and our businesses that could cause actual results to differ materially from a forward-looking statement are set forth below.

         We have existing debt and refinancing risks. We currently have both fixed and variable rate indebtedness and may incur indebtedness in the future, including borrowings under our credit facilities, to finance possible acquisitions and for general working purposes. As a result, we are and expect to be subject to the risks normally associated with debt financing including:

         -   interest rates may rise; and

         -   we may be unable to refinance or repay the debt as it becomes due.

         We have substantial debt obligations and some of our properties secure our mortgage debt. As of September 30, 2000, 29 of our properties secured our $228 million of nonrecourse mortgage indebtedness. Future acquisitions may also be used to secure our debt. If we are unable to repay indebtedness as payments are required during the term of the loan or at maturity, we may have to sell properties to repay our debt, or properties may be foreclosed upon or otherwise transferred to the mortgagee which would cause us to lose income and asset value.

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         Fluctuations in interest rates may adversely affect our operations. As of September 30, 2000, we had approximately $72 million of variable interest rate debt. We may also incur indebtedness in the future that bears interest at a variable rate or we may be required to refinance our debt at higher rates. Accordingly, increases in interest rates could adversely affect our financial condition and our ability to pay expected distributions to stockholders.

         No limitation on debt could result in our becoming more highly leveraged. As of September 30, 2000, our ratio of debt to total market capitalization was approximately 45%. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our Board of Directors could alter our current debt structure and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition and cash available for distribution to stockholders might be negatively affected and the risk of default on our indebtedness could increase.

         Our real estate investments are subject to risks particular to real estate investments. Our investments are generally made in office properties. We are, therefore, generally subject to risks incidental to the ownership of real estate. These risks include:

        -         changes in general or local economic conditions;

        - changes in supply of or demand for office properties or tenants for such properties in an area in which we have buildings;

        - changes in interest rates and in the availability, cost and terms of mortgage financings which may render the sale or financing of a property difficult or unattractive;

        - the impact of present and future environmental protection laws;

        -         the ongoing need for capital improvements;

        -         changes in real estate tax rates and other operating expenses;

        -         changes in tax, real estate and zoning laws;

        -         changes in governmental rules and fiscal policies; and

        - civil unrest, acts of war, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses) and other factors beyond our control.

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         Should any of these events occur, our financial condition and our ability to make expected distributions to stockholders could be adversely affected.

         The economic conditions of our primary markets affect our operations. Substantially all of our properties are located in the Southeastern United States and Texas and, therefore, our financial condition and ability to make expected distributions to our stockholders is linked to economic conditions in these markets as well as the market for office space generally.

         Tenant defaults could adversely affect our operations. Substantially all of our revenues and income come from rental income from real property. As such, our revenues and income could be adversely affected if a significant number of our tenants defaulted under their lease obligations. Our ability to manage our assets is also subject to federal bankruptcy laws and state laws that limit creditors' rights and remedies available to real property owners to collect delinquent rents. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that tenant. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the tenant. A tenant's default on its obligations to us could adversely affect our financial condition and the cash we have available for distributions to our stockholders.

         Illiquidity of real estate may limit our ability to vary our portfolio. Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in economic and other conditions will therefore be limited. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits our ability to sell our properties. If we must sell an investment, we cannot assure that we will be able to dispose of the investment in the time period we desire or that the sales price of the investment will recoup or exceed our cost for the investment.

         We are exposed to potential environmental liability. Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate the property properly, may adversely affect the owner's ability to borrow by using such real property as collateral. Any person who arranges for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person. Certain

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environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. We do not know of any material ACM issues at our properties. However, there can be no assurance that ACMs do not exist at our properties. If there are ACMs at the properties that require removal or other remediation, the cost could be substantial and could have an adverse effect on the value of the property.

         Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership and operation of our properties, we may be potentially liable for any costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect our results of operations and financial condition and our ability to make expected distributions to stockholders.

         Phase I environmental site assessments ("ESAs") have been conducted at all but one of our properties by qualified independent environmental engineers. The purpose of Phase I ESAs is to identify potential sources of contamination at the properties and to assess the status of environmental regulatory compliance. Except as described in the next paragraph, ESAs have not revealed any environmental liability or compliance concerns. It is possible, however, that these ESAs did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which we are currently unaware. We have not been notified by any governmental authority, and we have no other knowledge of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of our properties. We intend to perform additional Phase I ESAs with respect to all properties acquired in the future.

         Environmental due diligence performed in connection with the purchase of the Schlumberger property in Houston, Texas (formerly the Veritas Technology Center), disclosed that the Texaco-branded service station located on the neighboring property has released certain petroleum products which may have migrated from the station to the Schlumberger property. The owner of the neighboring property, Star Enterprise, pursuant to an indemnity agreement dated January 1998 between Star Enterprise and Veritas Real Estate (U.S.A.), Inc. (the prior owner of the Schlumberger property), has agreed to indemnify and hold harmless all future owners of the Schlumberger property from all losses incurred in connection with the presence of petroleum hydrocarbons on the Schlumberger property from the station. We believe that Star Enterprise has sufficient financial resources to indemnify us for any potential costs related to the clean up of the petroleum hydrocarbons. However, if Star Enterprise is unable to fully comply with its indemnity obligation, we may be subject to liability and costs associated with any clean up of the petroleum hydrocarbons.

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         Competition affects our operations. All of our properties are located in developed areas where there are many other office properties and real estate companies that compete with us for tenants and for acquisition and development opportunities. Some of our competitors are larger than we are and have greater financial resources than we do. This competition could:

         -        make it difficult for us to rent space at our properties;

         - make rents currently charged lower than we expect and the terms of renewal or re-lease (including the cost of required renovations or concessions to tenants) less favorable to us than the prior lease; and

         -        cause the cost of properties we wish to purchase to rise.

         Uninsured and underinsured losses may adversely affect operations. We, or in certain instances, tenants of our properties, carry commercial general liability, fire and extended coverage insurance with respect to our properties. This coverage has policy specifications and insured limits that we believe are customarily carried for similar properties. We plan to obtain similar coverage for properties we acquire in the future. However, certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, may be either uninsurable or not economically insurable. Should a property sustain damage, we may incur losses due to insurance deductibles, to co-payments on insured losses or to uninsured losses. In the event of a substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. In the event of an uninsured loss, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property.

         Increases in property taxes could adversely affect our distributions to stockholders. Our properties are subject to real property taxes. The real property taxes on the properties may increase or decrease as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. If property taxes increase, our ability to make distributions to our stockholders could be adversely affected.

         Cost of compliance with and potential liability under the Americans with Disabilities Act could be substantial. Under the Americans with Disabilities Act of 1990, as amended, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the public accommodations provision of the ADA could require the removal of access barriers, and noncompliance could result in the imposition of fines, awards of damages to private litigants and/or a court order to remove access barriers. Additional legislation may impose further burdens or restrictions on owners with respect to

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access by disabled persons. In many instances, the applicability and requirements of the ADA are not clear. Accordingly, the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material adverse effect on our financial condition, such costs could be substantial. We have not undertaken ADA studies of all of our properties and, as to those properties with respect to which we have not undertaken ADA studies, possible costs of compliance could arise.

         Our Chairman serves as the Chairman of another REIT. Leland R. Speed serves as our Chairman and as the Chairman of EastGroup Properties, Inc., a REIT with a focus on industrial properties principally in the Sunbelt area of the United States. EastGroup's offices are separate from ours and we have no other common directors or officers. As we both carry out our strategic plans, our management and the management of EastGroup have each stated their intentions not to transfer properties between our two companies, and we each intend to pursue our distinct corporate plan. There can be no assurance that conflicts of interest will not arise between EastGroup and us in the future.

         Limitations on the ownership of our common stock and our Stockholder Rights Agreement may preclude the acquisition of our control. Certain provisions contained in our Charter and Bylaws, our Stockholder Rights Agreement, and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control. Provisions of our Charter are designed to assist us in maintaining our qualification as a REIT under the Code by preventing concentrated ownership of our capital stock that might jeopardize REIT qualification. Among other things, these provisions provide that, if a transfer of our stock or a change in our capital structure would result in any person (as defined in the Charter) directly or indirectly acquiring beneficial ownership of more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding capital stock excluding Excess Stock, our outstanding shares being constructively or beneficially owned by fewer than 100 persons, or our being "closely held" within the meaning of Section 856 of the Code, then:

         - any proposed transfer will be void ab initio and we will not recognize such transfer;

         - we will have the right to redeem the shares proposed to be transferred; and

         - the shares proposed to be transferred will be automatically converted into and exchanged for shares of a separate class of stock, the Excess Stock.

         Excess Stock has no dividend or voting rights but holders of Excess Stock do have certain rights in the event of our liquidation, dissolution or winding up. Our Charter provides that we will hold the Excess Stock as trustee for the person or persons to whom the shares are ultimately transferred, until the time that the shares are retransferred to a person or persons in whose hands the shares would not be Excess Stock and certain price-related restrictions are

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satisfied. These provisions may have an anti-takeover effect by discouraging tender offers or purchases of large blocks of stock, thereby limiting the opportunity for stockholders to receive a premium for their shares over then-prevailing market prices.

         In addition, we have a stockholder rights plan. Under the terms of the plan, we declared a dividend of rights on our common stock. The rights issued under the plan will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of our shares. The rights plan is intended to prevent abusive hostile takeover attempts by requiring a potential acquirer to negotiate the terms with our Board of Directors. However, it could have the effect of deterring or preventing our acquisition, even if a majority of our stockholders were in favor of such acquisition, and could have the effect of making it more difficult for a person or group to gain control of us or to change existing management.

         There are certain risks associated with our REIT status and additional risks if we fail to qualify as a REIT. We believe that we have operated in a manner so as to qualify as a REIT under the Code for each of our taxable years since 1997. To qualify as a REIT we must satisfy numerous requirements (some on an annual and quarterly basis) established under the highly technical and complex Code provisions, which include:

         - maintaining ownership of specified minimum levels of real estate related assets;

         - generating specified minimum levels of real estate related income;

         - maintaining certain diversity of ownership requirements with respect to our shares; and

         - distributing at least 95% (90% for tax years after December 31, 2000) of all real estate investment taxable income on an annual basis.

         Only limited judicial and administrative interpretations exist of these rules. In addition, qualification as a REIT involves the determination of various factual matters and circumstances not entirely within our control.

         If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which we failed to qualify. This treatment would reduce net earnings available for investment or distribution to stockholders because of the additional tax liability for the year or years involved. In addition, we would no longer be required to make distributions to our stockholders. To the extent that distributions to stockholders had been made based on our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax.

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         As a REIT, we have been and will continue to be subject to certain federal, state and local taxes on our income and property.


                     DESCRIPTION OF SERIES B PREFERRED STOCK


         The summary of certain terms and provisions of the Series B preferred stock contained in this Prospectus Supplement is not complete and is subject to, and qualified by, the provisions of our Charter, Bylaws and Articles Supplementary to the Charter setting forth the particular terms of the Series B preferred stock (the "Series B Amendment").

         The Charter authorizes the Board of Directors to classify and reclassify any of our unissued shares of capital stock into one or more classes or series of capital stock, and to provide for the terms of any new classes or series resulting from the reclassification. Currently, the Charter authorizes the issuance of 65,097,143 shares of common stock, par value $.001 per share, 2,760,000 shares of 8.75% Series A Cumulative Redeemable Preferred Stock, par value $.001 per share, 2,142,857 shares of Series B Convertible Cumulative Preferred Stock, par value $.001 per share, and 30,000,000 shares of Excess Stock, par value $.001 per share. Only shares of common stock and Series A preferred stock are now outstanding. On October 6, 2000, we entered into an agreement with Five Arrows Realty Securities III L.L.C. (the "Purchaser") pursuant to which we agreed to sell, and the Purchaser agreed to buy, up to 2,142,857 shares of Series B preferred stock at up to four closings over the next nine months. See "Plan of Distribution -- Closings."

GENERAL

         On October 5, 2000, the Board of Directors authorized the reclassification of 2,142,857 shares of common stock into 2,142,857 shares of Series B preferred stock, and further authorized the issuance of the Series B preferred stock. When issued, the Series B preferred stock will be validly issued, fully paid and non-assessable. The Series B preferred stock will not be subject to any sinking fund or other obligation of ours to redeem or retire the Series B preferred stock. Unless converted by the holder or redeemed by us, the Series B preferred stock will have a perpetual term, with no maturity.

RANKING

         The Series B preferred stock, both as to payment of dividends and to distribution of assets upon redemption of such shares or our liquidation, dissolution or winding up, whether voluntary or involuntary, ranks senior to the common stock and pari passu with (i) the Series A preferred stock, (ii) any class or series of preferred stock with an aggregate liquidation preference of $35 million, and (iii) any other class or series of preferred stock approved by the holders of the Series B preferred stock as provided for in the Series B Amendment (collectively the "Parity Stock").

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         We may increase the authorized number of shares of common stock, create additional classes of stock ranking junior to the Series B preferred stock or create other classes or series of preferred stock with an aggregate liquidation preference of $35 million which rank pari passu to the Series B preferred stock without the consent of any holder of Series B preferred stock. See "-- Voting Rights" below. No dividends will be set apart for or paid upon the common stock or any other shares of stock ranking junior to the Series B preferred stock unless all such cumulative dividends on the Series B preferred stock have been paid. Dividend payments with respect to the Series B preferred stock will be made pari passu with the dividend payments on the Parity Stock.

DIVIDENDS

         Dividend Rate. Holders of shares of Series B preferred stock will be entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cash dividends payable in an amount per share equal to the greater of (i) the quarterly dividend payable for the applicable quarter per share of common stock into which the Series B preferred stock is convertible or (ii) $.73 (the "Applicable Dividend Rate").

         Cumulative Dividends. Dividends on the Series B preferred stock will be fully cumulative, to the extent not previously paid. Dividends on the Series B preferred stock will be cumulative and payable (if declared) quarterly on each January 15, April 15, July 15 and October 15 of each year in respect of the prior quarter. Each such dividend will be payable to holders of record as they appear on our stock records at the close of business on such record dates, not exceeding 30 days preceding the payment dates thereof, as will be fixed by our Board of Directors. Dividends will accrue and be cumulative from the date of original issuance of the Series B preferred stock.

         Dividends on the Series B preferred stock not paid in full on the dates set forth above will accrue dividends at the Applicable Dividend Rate divided by $34.30, compounded quarterly until such dividends are paid. Any dividend payment with respect to the Series B preferred stock will first be credited against any prior accrued or unpaid dividend. No dividends will be set apart for or paid upon the common stock or any other shares of stock ranking junior to the Series B preferred stock unless all such cumulative dividends on the Series B preferred stock have been paid in full or declared and set apart for payment. Dividend payments with respect to the Series B preferred stock will be made pari passu with the dividend payments on the Parity Stock.

         Prohibitions on Dividends, Distributions and Repurchases. Unless the dividends on the Series B preferred stock (including accrued and unpaid dividends in arrears whether or not declared) which pursuant to their terms should have been paid, have been paid in full or declared and set apart for payment in full on the Series B preferred stock, we will not pay dividends on, make any other distributions on, or redeem or repurchase or otherwise acquire for consideration any of our capital stock (without regard to rank, either as to dividends or

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upon liquidation, dissolution or winding up), other than (i) any series of preferred stock which ranks pari passu with the Series B preferred stock, all of which payments will be made pari passu with the Series B preferred stock; or
(ii) shares of our preferred stock that rank senior to the Series B preferred stock, in each case if the issuance of such preferred stock (other than the Series A preferred stock or any preferred stock ranking pari passu with the Series B preferred stock up to an aggregate liquidation preference of $35 million) has been approved by the holders of a majority of the Series B preferred stock.

REDEMPTION

         General. The Series B preferred stock will not be redeemable by us prior to the date which is the fifth anniversary of the original date of issuance of the Series B preferred stock. On and after such date, the Series B preferred stock will be redeemable by us, in whole, or, solely in the event of, and using the net proceeds from, the issuance of securities ranking junior to the Series B preferred stock in terms of dividends, distributions and liquidation preferences, in part, at our option; provided, however, that the initial redemption of the Series B preferred stock will not be for less than 50% of the outstanding Series B preferred stock.

         Notice of Redemption. We may exercise our option to redeem the Series B preferred stock only by mailing a written notice of election (the "Redemption Notice") to the holders of shares of Series B preferred stock, at each holder's address appearing on our records at least 60 days prior to the date specified therein for the redemption of the Series B preferred stock. Such notice will state, at a minimum, the amount of shares of Series B preferred stock to be redeemed, the date on which such redemption will occur and the last date on which such holder can exercise the conversion rights (described under "-- Conversion Rights" below).

         Conversion. During the period beginning on the date on which we mailed to each holder of the Series B preferred Stock a written notice of election, as set forth above, and ending on the sixtieth day following the date of such mailing, each holder of Series B preferred stock may exercise its conversion rights (described under "-- Conversion Rights" below).

         Redemption Price. Upon the sixtieth day following the mailing of the Redemption Notice described above to the holder of Series B preferred stock, and unless such holder of the Series B preferred stock has exercised its conversion rights described above, we will purchase from such holder of Series B preferred stock (upon surrender by such holder at our principal office of the certificate representing such shares) such shares of Series B preferred stock specified in the Redemption Notice, at a price per share equal to the product of (i) $35.00 per share plus accrued and unpaid dividends (whether or not declared and accrued through the date of payment for redemption or the date payment is made available for payment to the holder thereof) plus a premium equal to the following percentage of $35.00:

Redemption Occurs
On or After                             But Prior To                                          % Premium
---------------------                   ------------                                          ---------
October 6, 2005                         October 5, 2006                                          5.0
October 6, 2006                         October 5, 2007                                          4.0
October 6, 2007                         October 5, 2008                                          3.0
October 6, 2008                         October 5, 2009                                          2.0
October 6, 2009                         October 5, 2010                                          1.0
October 6, 2010                                                                                  0.0

and (ii) the number of shares of Series B preferred stock to be redeemed as provided in the Redemption Notice.

         No share of Series B preferred stock as may be redeemed will be entitled to any dividends accruing on such shares after the date on which the redemption price payments described above are paid or made available for payment to the holder of such shares. On such date all rights of the holder of such share of Series B preferred stock will cease, and such share of Series B preferred stock will not be deemed to be outstanding.

LIQUIDATION PREFERENCE

         Liquidation Payment. The holders of shares of Series B preferred stock will be entitled to receive, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment to the holders of shares of capital stock ranking junior to the Series B preferred stock, $35.00 per share of Series B preferred stock plus accrued and unpaid dividends, whether or not declared, if any (or a pro rata portion thereof with respect to fractional shares), to the date of final distribution or the distribution is made available ("Liquidation Value"); provided, however, that if such liquidation, dissolution or winding up of the Company occurs in connection with or subsequent to a Change of Control (as defined below), then the holders of Series B preferred stock will be entitled to be paid the Put Payment (as defined below under "-- Change of Control and Put Option"). The Series B preferred stock, as to liquidation, dissolution and winding up, ranks equal to and on a parity with the Series A preferred stock.

         Pro Rata Payments. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to the holders of shares of Series B preferred stock and Parity Stock are insufficient to pay in full the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to the holders of Series B preferred stock and Parity Stock will be distributed among and paid to the holders of Series B preferred stock and Parity Stock ratably in proportion to the respective amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

VOTING RIGHTS

         General. Except as limited or provided by law, the holder of the Series B preferred stock will be entitled (i) to vote or consent on all matters submitted to the holders of common stock together with the holders of common stock as a single class and (ii) to vote or consent on all matters affecting the Series B preferred stock as a separate class. Each share of Series B preferred stock will entitle the holder thereof to one vote for each share of common stock into which such share of Series B preferred stock is convertible as of the record date for such vote or consent or, if no record date is specified, as of the date of such vote or consent.

         Preferred Directors. In addition to the voting rights described herein, and also except as set forth below, the number of directors constituting our Board of Directors will automatically be increased by one member to be elected by the holders of the Series B preferred stock so long as Purchaser and its affiliates and/or members or partners beneficially own in the aggregate (i) at least 50% of the outstanding Series B preferred stock or (ii) an amount of voting securities which, if converted into common stock, would exceed 10% of the outstanding common stock on a fully diluted basis (such amount as set forth in (i) or (ii) above, the "Minimum Threshold"). This Board position (the "Minimum Threshold Preferred Director") will remain available until the Minimum Threshold fails to be satisfied, and any director elected pursuant hereto will be deemed to have resigned when the position is no longer available. Our Board of Directors has elected Matthew W. Kaplan, a representative of Purchaser, as the Minimum Threshold Preferred Director.

         In addition to the rights described above, the number of directors constituting the Board will automatically increase by one upon the first of the following to occur: (i) our failure to pay, or our determination that we are not likely to pay, Regular Quarterly Dividends (as defined below) on the common stock aggregating at least $2.20 per share, as adjusted, for any four consecutive quarters (a "Dividend Reduction Event"); (ii) our failure to pay in full (after payment of all previously accrued and unpaid dividends) the quarterly dividend payable on the stock (whether or not declared) at any time in respect of the Series B preferred stock (a "Dividend Payment Default"); (iii) our failure to maintain an Income to Debt Ratio (as defined below) of at least
1.50 to 1.0 for three consecutive quarterly periods (a "Financial Ratio Event"); or (iv) our being in default (which in the case of a non-monetary default means that such default remains unremedied after thirty days) under the terms of any credit facility or loan documentation to which we or our operating partnership or any of our respective subsidiaries is a party (a "Credit Default Event"). The position on the Board (the "Default Event Preferred Director") created hereby will terminate when (i) there are no shares of Series B preferred stock outstanding or (ii) each of the following has occurred and continues to occur:
(A) the Dividend Reduction Cure (as defined below); (B) the Dividend Payment Cure (as defined below); (C) the Financial Ratio Cure (as defined below); and (D) the Credit Default Cure (as defined below). The term "Regular Quarterly Dividend" means any cash dividend(s) paid in any calendar quarter that do not in the aggregate exceed our reported Funds From Operations (as defined by NAREIT, including amendments to such definition) for the quarter relating to such dividend.

         "Income to Debt Ratio" as used herein, means the ratio of our consolidated earnings before interest, taxes, depreciation and amortization, net of reserves for capital improvements of $1.00 per square foot per annum, to the interest and principal payable (without giving effect to any waivers) in respect of our consolidated indebtedness during the same period.

         In addition, if at any time after the Minimum Threshold ceases to be satisfied a Dividend Payment Default occurs for three consecutive fiscal quarters, the number of directors constituting the Board will be automatically increased by a maximum of two members. These positions on the Board will continue to be available until the earlier to occur of such time as (i) there are no shares of Series B preferred stock outstanding and (ii) the Dividend Payment Cure (as defined herein). Any director elected pursuant to this provision will be deemed to have resigned when the position is no longer available.

         Election of Preferred Directors. The holders of the Series B preferred stock will have the special right, voting separately as a single class, to elect as soon as practical, a director to fill each vacancy created pursuant to "-- Preferred Directors" above and to elect their respective successors at each succeeding annual meeting of the Company thereafter at which such successor is to be elected (the "Preferred Directors"). At no time will there be more than two Preferred Directors on the Board.

         Classification of Board. Each vacancy created upon the Board from time to time pursuant to the creation of Preferred Directors will be apportioned among the classes of directors, if any, so that the number of directors in each of the classes of directors is as nearly equal in number as possible. The Preferred Directors will be classified accordingly.

         Cures. Upon occurrence of a Dividend Reduction Event, the same will be deemed to continue to exist until such time as the earlier to occur of (i) none of the shares of Series B preferred stock remains outstanding or (ii) the regular quarterly dividends to be paid on the common stock for the four quarters in respect of which the Dividend Reduction Event was estimated to occur have been restored in the good faith estimate of the Company to at least $2.20 per share of common stock (as adjusted) (a "Dividend Reduction Cure").

         Upon the occurrence of the Dividend Payment Event, the same will be deemed to continue and exist until such time as the earlier to occur of (i) none of the shares of Series B preferred stock remains outstanding or (ii) all distributions, including accrued and unpaid distributions on the Series B preferred stock, whether or not declared, have been paid or made available for payment (a "Dividend Payment Cure").

         Upon the occurrence of a Financial Ratio Event, the same will be deemed to continue and exist until such time as the earlier to occur of (i) none of the shares of Series B preferred stock remains outstanding or (ii) an Income to Debt Ratio of at least 1.50 to 1.0 has been maintained by us for three consecutive quarterly periods or the Financial Ratio Event has been waived at a meeting by a vote of the holders of a majority of the shares of Series B preferred stock (a "Financial Ratio Cure").

         Upon the occurrence of a Credit Default Event, the same will be deemed to continue and exist until such time as the earlier to occur of (i) none of the shares of Series B preferred stock remains outstanding or (ii) such credit default has been remedied or the Credit Default Event has been waived at a meeting by a vote of the holders of a majority of the shares of Series B preferred stock (a "Credit Default Cure").

         Board Committees. Such Preferred Director as is first elected will have the right to be designated as a member of every committee of the Board. Any Default Event Preferred Director will be designated as a member of each committee of the Board on which the Minimum Threshold Preferred Director is not a member or, if the other Preferred Director is a Default Event Preferred Director, each committee of the Board on which the first Preferred Director is not a member. A Minimum Threshold Preferred Director will have the right to be a full voting member of any and all committees of the Board.

         Voting Procedures. At each meeting of our stockholders at which the holders of the Series B preferred stock will have the right to vote as a single class, as provided, the presence in person or by proxy of the holders of record of a majority of the total number of shares of Series B preferred stock then outstanding will be necessary and sufficient to constitute a quorum of such class for such election by such stockholders as a class. At any such meeting or adjournment thereof, the absence of a quorum of holders of shares of Series B preferred stock will not prevent the election of directors other than the Preferred Directors, and the absence of a quorum of the holders of any other class or series of stock for the election of such other directors will not prevent the election of any Preferred Directors by the holders of the Series B preferred stock.

         Vacancy. In case any vacancy occurs among the directors elected by the holders of the Series B preferred stock, such vacancy will be filled by the vote of holders of the Series B preferred stock, voting as a single class, at a special meeting of such stockholders called for that purpose.

         Written Consent. Notwithstanding the foregoing, any action required or permitted to be taken by holders of Series B preferred stock at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a unanimous consent, in writing, setting forth the action so taken, shall be signed by each of the holders of Series B preferred stock and shall be executed and delivered to the Secretary of the Company for placement among the minutes of proceedings of the stockholders of the Company.

         Approval by the Company. The Company acting through a majority of its Directors will have the right to approve the nomination of any Preferred Director, such approval not to be unreasonably withheld; provided that such approval will not be required for the following individuals: John McGurk, D. Pike Aloian, Matthew Kaplan and James E. Quigley III, or other senior officers of Rothschild Realty Inc. who are also appointed as managers of Purchaser.

         Restrictions on the Company. So long as shares of Series B preferred stock are outstanding, without the consent of the holders of at least a majority of the outstanding Series B preferred stock voting separately as a class or by unanimous written consent of all of the holders of Series B preferred stock (in addition to any other vote or consent of stockholders required by law or by the Charter), the Company may not (i) amend, alter or repeal the Series B Amendment;
(ii) amend, alter or repeal any provision of the Charter which would adversely effect the rights of the holders of Series B preferred stock as such; (iii) amend, alter or repeal any provision of the Charter which would increase in any respect the restrictions or limitations on ownership applicable to the Series B preferred stock; (iv) amend, alter or repeal the Charter or Bylaws of the Company to limit the right of indemnification provided to any Preferred Director; (v) issue additional shares of Series B preferred stock (or a series of preferred stock that would vote as a class with the shares of Series B preferred stock with respect to the election of any Preferred Director) or shares of stock ranking senior or pari passu to the Series B preferred stock (as to dividends or upon liquidation, dissolution or winding up), provided that we may sell preferred stock ranking pari passu with the Series B preferred stock up to an aggregate liquidation preference of $35 million; or (vi) amend, alter or repeal any provision of the Charter or Bylaws to increase the number of directors on the Board beyond nine (not including any Preferred Directors).

         Reports. We will mail to each holder of record of Series B preferred stock, at such holder's address in our records, within 45 days after the end of the first three fiscal quarters of each fiscal year and within 90 days after the end of each fiscal year, our financial reports for such fiscal period in such form and containing such independent accountants report as set forth under the rules of the Securities and Exchange Commission (together with the report of our independent accountants with respect to such fiscal period) irrespective of whether we are then required to file reports under such rules.

CONVERSION RIGHTS

         At the holder's option at any time after December 31, 2002 or as otherwise provided, shares of Series B preferred stock will be convertible, in whole or in part, into the number of fully paid and non-assessable shares of common stock obtained by multiplying the number of shares of Series B preferred stock being converted by the Conversion Ratio (as defined below and as in effect at such time) by surrendering such shares of Series B preferred stock to be converted. The "Conversion Ratio" with respect to any shares of Series B preferred stock will initially be equal to 1.0, subject to adjustment as described below ("-- Conversion Ratio

Adjustments"). The right to convert shares of Series B preferred stock called for redemption will terminate at the close of business on the last day on which the holder of Series B preferred stock can exercise its conversion rights, unless we default in making payment of any cash payable upon such redemption under "-- Redemption" above. For information as to notices of redemption see "-- Redemption" above.

         Conversion of shares of Series B preferred stock, or a specified portion thereof, may be effected by delivering a certificate or certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificate or certificates to us or in blank, together with an amount sufficient to pay any transfer or similar tax (or satisfactory evidence that such taxes have been paid) to us for that purpose.

         Each conversion generally will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B preferred stock shall have been surrendered and notice shall have been received by us as aforesaid, and the conversion shall be at the Conversion Ratio in effect at such time and on such date.

         Fractional shares of common stock are not to be issued upon conversion but, in lieu thereof, we will pay a cash adjustment based on the current market price of the common stock on the trading day prior to the conversion date.

CONVERSION RATIO ADJUSTMENTS

         The Conversion Ratio is subject to adjustment upon certain events, including the following:

         Dividends, Subdivisions, Combinations, Reclassifications. If the Company shall, while any shares of Series B preferred stock are outstanding, (i) pay a dividend or make a distribution with respect to its capital stock in shares of its common stock; (ii) subdivide its outstanding common stock into a greater number of shares; (iii) combine its outstanding common stock into a smaller number of shares; or (iv) issue any shares of capital stock by reclassification of its common stock, the Conversion Ratio in effect at the opening of business on the day next following the date fixed for the determination of stockholders entitled to receive such dividend or distribution or at the opening of business on the day following the day on which such subdivision, combination or reclassification becomes effective, as the case may be, shall be adjusted so that the holder of any shares of Series B preferred stock thereafter surrendered for conversion shall be entitled to receive the number of shares of common stock that such holder would have owned or have been entitled to receive after the happening of any of the events described above had such shares of Series B preferred stock been converted immediately prior to the record date in the case of a dividend or distribution or the effective date in the case of a subdivision, combination or reclassification.

         Issuance of Rights, Options or Warrants to Purchase Common Stock. If the Company, while any shares of Series B preferred stock are outstanding, issues rights, options or warrants to all holders of common stock entitling them (for a period expiring within 45 days after the record date mentioned below) to subscribe for or purchase common stock at a price per share less than the current market price per share of common stock on the record date for the determination of stockholders entitled to receive such rights or warrants, then the Conversion Ratio in effect at the opening of business on the day next following such record date shall be adjusted to equal the ratio determined by dividing (i) the Conversion Ratio in effect immediately prior to the opening of business on the day next following the date fixed for such determination by (ii) a fraction, the numerator of which shall be the sum of (A) the number of shares of common stock outstanding on the close of business on the date fixed for such determination and (B) the number of shares that the aggregate proceeds to the Company from the exercise of such rights or warrants for common stock would purchase at such current market price, and the denominator of which shall be the sum of the number of shares of common stock outstanding on the close of business on the date fixed for such determination and the number of additional shares of common stock offered for subscription or purchase pursuant to such rights or warrants.

         Issuance of Rights, Options or Warrants to Purchase Securities Other Than Common Stock. If we distribute to all holders of our common stock any shares of our capital stock (other than common stock) or evidence of our indebtedness or assets (excluding Regular Quarterly Dividends) or rights or warrants to subscribe for or purchase any of our securities (any of the foregoing being hereinafter called the "Securities"), then in each such case each holder of shares of Series B preferred stock will receive concurrently with the receipt by holders of common stock the kind and amount of such Securities that it would have owned or been entitled to receive had such shares of Series B preferred stock been converted immediately prior to such distribution or related record date, as the case may be.

         Distribution of Cash. In case we pay or make a dividend or other distribution on our common stock exclusively in cash (excluding Regular Quarterly Dividends), each holder of shares of Series B preferred stock will receive concurrently with the receipt by holders of common stock the kind and amount of any such distribution that it would have owned or been entitled to receive had such shares of Series B preferred stock been converted immediately prior to such distribution or related record date, as the case may be.

         Certain Significant Transactions. If the Company shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, self tender offer for all or substantially all shares of common stock, sale of all or substantially all of the Company's assets or recapitalization of the common stock and excluding any transaction as to which the other provisions of the Series B Amendment apply) (each of the foregoing being referred to herein as a "Transaction"), in each case as a result of which shares of common stock shall be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series B preferred stock that is not converted into the right to receive stock, securities or other property in connection with such Transaction shall thereafter be convertible into the kind and amount of shares of stock, securities and other property (including cash or any combination thereof) receivable upon the consummation of such Transaction by a holder of that number of shares of common stock into which one share of Series B preferred stock was convertible immediately prior to such Transaction, assuming such holder of common stock (i) is not a person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (a "Constituent Person"), or an affiliate of a Constituent Person or (ii) failed to exercise his or her rights of election, if any, as to the kind or amount of stock, securities and other property (including cash) receivable upon such Transaction (provided that if the kind or amount of stock, securities and other property (including cash) receivable upon such Transaction is not the same for each share of common stock of the Company held immediately prior to such Transaction by other than a Constituent Person or an affiliate thereof and in respect of which such rights of election shall not have been exercised ("Non-electing Share"), then for the purpose of this provision the kind and amount of stock, securities and other property (including cash) receivable upon such Transaction by each Non-electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-electing Shares). The Company shall not be a party to any Transaction unless the terms of such Transaction are consistent with this provision, and it shall not consent or agree to the occurrence of any Transaction until the Company has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the holders of the shares of Series B preferred stock that will contain provisions enabling the holders of the shares of Series B preferred stock that remain outstanding after such Transaction to convert into the consideration received by holders of common stock at the Conversion Ratio in effect immediately prior to such Transaction.

         Other Actions. If we take any action affecting the common stock, other than the actions described above, that would materially adversely affect the conversion rights of the holders of the shares of Series B preferred stock or the value of such conversion rights, the Conversion Ratio for the shares of Series B preferred stock may be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board of Directors, in its sole discretion, may determine to be equitable in the circumstances.

OTHER CONVERSION PROVISIONS

         Cumulative Adjustments. No adjustment in the Conversion Ratio will be required unless such adjustment would require a cumulative increase or decrease of at least 1%; provided, however, that any adjustments that by reason of this provision are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made. If any action or transaction would require adjustment of the Conversion Ratio pursuant to more than one provision of the Series B Amendment, only one adjustment will be made and such adjustment will be the amount of adjustment that has the highest absolute value.

         Exempted Transactions. We will not be required to make any adjustment of the Conversion Ratio for (i) the issuance of any shares of common stock pursuant to any plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of common stock pursuant to any plan providing for the reinvestment of dividends or interest payable on our securities; (ii) the issuance of contingent rights issued pursuant to a stockholders' rights plan adopted by us pursuant to which the acquisition by any third party of a specified percentage of common stock triggers the exercisability of such rights to purchase common stock, for so long as no event has occurred triggering such rights to exercise; and (iii) the issuance of common stock or options to purchase common stock pursuant to an employee benefit plan.

         Reduction In Conversion Ratio. We will be entitled, to the extent permitted by law, to make such reductions in the Conversion Ratio, in addition to any required deductions, as we in our discretion will determine to be advisable in order that any stock dividends, subdivision of shares, reclassification or combination of shares, distribution of rights or warrants to purchase stock or securities, or a distribution of other assets (other than cash dividends) hereafter made by us to our stockholders will not be taxable, or if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

         Notice of Adjustment in Conversion Ratio. Whenever the Conversion Ratio is adjusted as herein provided, we will prepare a notice of such adjustment of the Conversion Ratio setting forth the adjusted Conversion Ratio and the effective date of such adjustment and will mail such notice of such adjustment of the Conversion Ratio to the holders of the shares of Series B preferred stock at such holders' last address as shown on our stock records.

         Notice of Certain Events. If: (i) we declare a dividend (or any other distribution) on the common stock (other than the Regular Quarterly Dividend); or (ii) we authorize the granting to all holders of the common stock of rights or warrants to subscribe for or purchase any shares of any class or any other rights or warrants; or (iii) there shall be any reclassification of the common stock (other than any event to which other provision of the Series B Amendment applies) or any consolidation or merger to which we are a party and for which approval of any stockholders of ours is required, or a statutory share exchange, or self tender offer by us for all or substantially all of our outstanding shares of common stock or the sale or transfer of all or substantially all of our assets as an entity; or (iv) a Change of Control; or (v) there shall occur the involuntary or voluntary liquidation, dissolution or winding up of the Company, then we will cause to be mailed to the holders of shares of Series B preferred stock, at the address as shown on our stock records, as promptly as possible, but at least 15 business days prior to the applicable date hereinafter specified, a notice stating (A) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of common stock of record to be entitled to such dividend, distribution or rights or warrants are to be determined or (B) the date on which such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up or Change of Control is expected to become effective, and the date as of which it is expected that holders of common stock will be entitled to exchange their shares of common stock for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up.

         Reservation, Validity, Listing and Securities Law Compliance With Respect to Shares of Common Stock; Transfer Taxes. We will reserve and keep available from our authorized but unissued shares of common stock for the purpose of effecting conversion of the Series B preferred stock, the full number of shares of common stock as may be required to effect conversion of the Series B preferred stock. Any shares of common stock issued upon the conversion of the shares of Series B preferred stock will be validly issued, fully paid and non-assessable. We will endeavor (i) to list the shares of common stock required to be delivered upon conversion of the Series B preferred stock, prior to such delivery, upon each national securities exchange, if any, upon which the outstanding common stock is listed at the time of such delivery and (ii) to comply with all federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof, by any governmental authority. We will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of common stock or other securities or property on conversion of the Series B preferred stock pursuant hereto; provided, however, that we will not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of common stock or other securities or property in a name other than that of the holder of the shares of Series B preferred stock to be converted, and no such issue or delivery will be made unless and until the person requesting such issue or delivery has paid to us the amount of any such tax or established, to our reasonable satisfaction, that such tax has been paid.

         Ownership Restrictions. In addition to the conversion rights described above, the Series B preferred stock may be converted into shares of our Excess Stock in the event a transfer of shares of Series B preferred stock is attempted in violation of certain restrictions on the ownership of our capital stock contained in our Charter (the "Ownership Restrictions") intended to preserve our status as a REIT. See "Restrictions on Transfer" below.

CHANGE OF CONTROL AND PUT OPTION

         If a Change of Control or Put Event (each, as defined below) occurs as a result of the voluntary (and not legally compelled) act, omission or participation of the Company, which act, omission, or participation we had the discretion under existing laws and regulations to refrain from, then each holder of shares of Series B preferred stock will have the right to require us, to the extent we have legally available funds therefor, to redeem such holder's shares of Series B preferred stock at a redemption price payable in cash in an amount equal to 102% of the Liquidation Value thereof, plus accrued and unpaid distributions whether or not declared, if any (the "Put Payment"), to the date of purchase or the date payment is made available (the "Put Date") pursuant to the offer described below. If a Change of Control or Put

Event occurs that is not the result of such voluntary act, omission or participation of the Company, we may elect to make the foregoing Put Payment but may, in our discretion, elect not to make the foregoing Put Payment by not commencing the put offer on the Put Date, in which event the Conversion Ratio will be revised to the greater of (i) 125% of the then current Conversion Ratio so that each share of Series B preferred stock will be convertible into 125% of the number of shares of common stock into which it would otherwise have been convertible and (ii) a fraction the denominator of which is 80.00% of the current market price and the numerator of which is $35.00. Notwithstanding the foregoing, if the Securities and Exchange Commission or its staff, by written communication to us, indicates that the provisions of the first sentence of this provision would preclude us from treating the shares of Series B preferred stock as equity on our financial statements, then we will have the right, in lieu of application of the first sentence of this provision, to apply the Conversion Ratio revision alternative set forth in the second sentence of this provision.

         The following terms, as used herein, have the following meanings:

         "Change of Control" means each occurrence of any of the following: (i) a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not we are then subject to such reporting requirements; (ii) the acquisition, directly or indirectly, by any individual or entity or group (as such term is used in Section 13(d)(3) and Section 14(d) of the Exchange Act) of beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act, except that such individual or entity will be deemed to have beneficial ownership of all shares that any such individual or entity has the right to acquire, whether such right is exercisable immediately or only after passage of time) of 30% or more of the aggregate outstanding voting capital stock of the Company; (iii) other than with respect to the election, resignation or replacement of the Preferred Directors, during any period of two consecutive years, individuals who at the beginning of such period constituted our Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors of the Company (excluding Preferred Directors) then still in office who were either directors at the beginning of such period, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; (iv) the holders of capital stock of the Company vote to approve (A) the consolidation or merger of the Company into another entity (the "Merger Entity") or the conveyance, disposition, transfer or lease of all or substantially all of its respective assets (including, but not limited to, real property investments) to any individual or entity (the "Acquiring Entity", and, together with the Merger Entity, the "Successor Entity"), or (B) any consolidation or merger of another entity into the Company, which in either event (A) or (B) is pursuant to a transaction in which the outstanding voting capital stock of the Company is reclassified or changed into or exchanged for cash, securities or other property (unless the holders of the voting capital stock of the Company immediately prior to such transaction hold immediately after such transaction more than a majority of the outstanding voting capital stock of the Successor Entity); or
(v) the holders of capital stock of the Company vote to approve a plan of complete liquidation of the Company.

         "Put Event" means each occurrence of any of (i) the Company fails to qualify as a real estate investment trust as described in Section 856 of the Internal Revenue Code of 1986, as amended, other than as a result of any action, or unreasonable failure to act, by any holder of shares of Series B preferred stock; (ii) the Company becomes a "Pension-held REIT" as defined in Section 856(h)(3)(D) of the Internal Revenue Code of 1986, as amended, other than as a result of any action, or unreasonable failure to act, by the holders of shares of Series B preferred stock; or (iii) the Company ceases to be engaged primarily in the business of owning and managing office properties directly or through subsidiaries as carried on as of the date hereof and described in the Company's Annual Report on Form 10-K, as amended, as filed with the Securities and Exchange Commission for the year ended December 31, 1999.


                       RATIO OF EARNINGS TO FIXED CHARGES


         Our ratio of earnings to fixed charges and preferred stock dividends for the six months ended June 30, 2000 was 1.66, for the year ended December 31, 1999 was 1.76, for the year ended December 31, 1998 was 2.00, for the year ended December 31, 1997 was 2.76, for the year ended December 31, 1996 was 1.92 and for the year ended December 31, 1995 was 1.41. Except for the six months ended June 30, 2000 and the two years ended December 31, 1999 and 1998, there was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to fixed charges and preferred stock dividends for those periods are identical to the ratio of earnings to fixed charges.

         We computed our earnings by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations (net income or loss). Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.


                            RESTRICTIONS ON TRANSFER


         Except as described below under "Related Agreements -- Limited Waiver of Ownership Limit," the Series B preferred stock is subject to the restrictions on ownership and transfer set forth in our Charter and described in the section captioned "Description of Common Stock -- Restrictions on Transfer" in the accompanying Prospectus.



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



                               RELATED AGREEMENTS


         Operating Agreement/Registration Rights. Pursuant to an Operating Agreement to be entered into by and between us and the Purchaser in connection with the initial closing of the purchase of securities hereunder (the "Operating Agreement"), we will grant the Purchaser certain registration rights, including two demand registrations exercisable at the earlier of the expiration of the 90 day period after the date of the last closing and July 3, 2001, and certain piggyback registration rights. The two demand registration rights may be exercised so long as the holder requests the registration of more than $10 million in market value of Registrable Securities (as defined below). We will also file a shelf registration statement and use our best efforts to have such shelf registration declared effective prior to the earlier of the expiration of the 90 day period after the date after the last closing and July 3, 2001. Generally, the right of the holder of Series B preferred stock to demand registration, either pursuant to the demand registration or the shelf registration, will expire, unless earlier expired, when such holder may sell the Registrable Securities without registration under the Securities Act or under Rule 144 promulgated under the Securities Act without regard to the volume limitations therein.

         "Registrable Securities", as used herein, means (i) all shares of Series B preferred stock and all shares of common stock that have been issued, or are issuable on conversion, in respect of the Series B preferred stock pursuant to the provisions of Section 7 of the Series B Amendment, or upon exercise of the Common Stock Purchase Warrant issued to the Purchaser and dated October 6, 2000 (the "Warrant"); (ii) any other securities that are received by the Holders (as defined in the Operating Agreement) pursuant to the provisions of Section 7 of the Series B Amendment or the Warrant; (iii) any other capital stock of the Company, the holders of which will have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference; and (iv) any other securities into which or for which any of the securities described in clauses
(i) through (iii) above may be or have been converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise, until such time as (A) they have been effectively registered under the Securities Act for resale and sold thereunder; (B) they are distributed to the public pursuant to Rule 144 (or any similar provisions then in force) under the Securities Act; (C) they have been otherwise transferred, new certificates therefor not bearing a legend restricting further transfer will have been issued by the Company and subsequent disposition thereof will not require registration under the Securities Act; or (D) they have ceased to be outstanding.

         Most Favored Nation. Pursuant to an Investment Agreement dated as of October 6, 2000 (the "Investment Agreement"), we will not enter into any agreement with any existing stockholder (subject to exceptions for equity award plans (including stock option plans) and dividend reinvestment plans) with respect to the issuance of any shares of common stock or securities convertible into or exchangeable for common stock without the prior written consent of the Purchaser, and then only if the Purchaser has been offered the opportunity to receive rights and benefits equivalent to those proposed for such stockholder in such agreement. In addition, we will not enter into any agreement with any person in respect of the granting by us of preemptive rights to such person with respect to any of our securities without the prior written consent of the Purchaser, and then only if the Purchaser has been granted preemptive rights equivalent to those proposed for such person in such agreement.

         Limited Waiver of Ownership Limit. In order to enable the Purchaser to own the Series B preferred stock (and common stock into which the Series B preferred stock is converted) and the Warrant and the common stock to be issued upon the exercise of the Warrant, we granted a limited waiver of the Ownership Restrictions to the Purchaser and its majority member. The waiver generally covers the Series B preferred stock, any common stock into which the Series B preferred stock is converted, and the Warrant and the common stock to be issued upon the exercise of the Warrant. The waiver contains additional terms designed to preserve our status as a REIT, including provisions that cause the waiver to become void ab initio or to expire upon the occurrence of certain events. The waiver enables the Purchaser to transfer shares covered thereby to another person in a transaction that otherwise would violate the Ownership Restrictions, subject to certain conditions. We also agreed with the Purchaser to certain indemnification provisions relating to the effect of the Purchaser's ownership of our capital stock on our REIT status.

         Common Stock Purchase Warrant. Pursuant to the Investment Agreement we will issue to Purchaser the Warrant. The Warrant entitles Purchaser the right to purchase from us 75,000 duly authorized, validly issued, fully paid and non-assessable shares of common stock at a purchase price, subject to adjustment, of $35.00 per share. The Warrant expires on October 6, 2007.

         Amendment to Rights Agreement. On October 5, 2000, we executed a First Amendment to the Rights Agreement (originally dated as of September 7, 1995) to render the Rights (as defined in the Rights Agreement) inapplicable to the acquisition and ownership of shares of (i) Series B preferred stock and the common stock into which it is convertible issued pursuant to the Investment Agreement and (ii) the Warrant and the shares of common stock to be issued pursuant to the Warrant.


                              PLAN OF DISTRIBUTION


         General. The Series B preferred stock will be issued and sold to the Purchaser pursuant to the Investment Agreement at a purchase price of $35.00 per share less a discount of $0.70 per share; provided, however, that the number of shares of Series B preferred stock issued to the Purchaser will be reduced to 1,873,463 in the event that our stockholders do not approve the ownership by the Purchaser and its successors and assigns of in excess of 19.9% of the outstanding common stock at the next annual meeting, as required by the rules of the New York Stock Exchange, Inc.

         Closings. We are entitled to designate up to four closings over the next nine months of the issuance and sale of Series B preferred stock to the Purchaser, each of which will provide for the issuance and sale of at least 142,858 shares.

         Lock-Up. Pursuant to the Investment Agreement, the Purchaser agreed that until October 6, 2001 it will not sell, transfer, convey, assign, pledge or hypothecate any of the shares of Series B preferred stock or any shares of common stock obtained upon conversion of any shares of Series B preferred stock or exercise of the Warrant, provided that such restrictions will not be applicable to transfers of such shares by Purchaser to any of its affiliates.

         Standstill. Pursuant to the Investment Agreement, the Purchaser agreed that until October 6, 2001 it and its affiliates will not (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, or sell short, any securities, direct or indirect rights or options to acquire any securities, direct or indirect rights or options to acquire any securities, or securities or instruments convertible into voting securities, of the Company; provided, however, that they will not prohibit the acquisition of securities of the Company in an amount that does not exceed the Ownership Restrictions; (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission) securities of the Company, or seek to advise or influence any person or entity with respect to any voting of any securities of the Company; (iii) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act, with respect to any voting securities of the Company; (iv) make any public announcement with respect to or make or submit a proposal or offer (with or without conditions) for the securities or assets of the Company or any extraordinary transaction involving the Company or any of its subsidiaries; (v) submit or effect any filing or application, or seek to obtain any permit, consent or agreement, approval or other action, required by or from any regulatory agency with respect to an acquisition of the Company or any of its securities or assets; (vi) otherwise act alone or in concert with others to seek to control the management, board of directors or policies of the Company; or (vii) propose any of the foregoing unless and until such proposal is specifically invited by the Company.

         Financial Adviser. The Company has retained UBS Warburg LLC and Mercury Partners LLC as its financial advisers in connection with the issuance and sale of the Series B preferred stock, and will pay each of them a fee of $100,000 for their services.

                                  LEGAL MATTERS


         Certain legal matters related to the shares of Series B preferred stock offered by us will be passed upon for us by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York. Jaeckle Fleischmann & Mugel, LLP will rely upon the opinion of Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland, as to certain matters of Maryland law.